UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

Information to be included in statements filed pursuant to 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                               (Amendment No. 1)*

Golden Star Resources Ltd.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38119T104
(CUSIP Number)

Martin D. Sklar, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 551 Fifth Avenue, New York, New York 10176 Tel: (212) 986-6000 Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 1999
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

                                  (Page 1 of 7)



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Elliott Associates, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  794,450

6.       SHARED VOTING POWER

                  0

7.       SOLE DISPOSITIVE POWER

                  794,450

8.       SHARED DISPOSITIVE POWER

                  0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  794,450

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.1%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Westgate International, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  794,450

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  794,450

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  794,450

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.1%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Martley International, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  794,450

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  794,450

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  794,450

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  2.1%

12.      TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of Golden Star Resources Ltd. (the "Issuer") beneficially owned by the Reporting Persons specified herein as of December 31, 1999 and amends and supplements the Schedule 13G dated September 2, 1999 filed by the Reporting Persons (the "Schedule 13G"). Except as set forth herein, the
Schedule 13G is unmodified.


Item 4.   Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)      Amount beneficially owned:

                   Elliott beneficially owns a total of 794,450 shares of Common Stock, consisting of 44,450 shares of Common Stock held outright and warrants to purchase an additional 750,000 shares of Common Stock.

                   Westgate and Martley together beneficially own a total of 794,450 shares of Common Stock, consisting of 44,450 shares of Common Stock held outright and warrants to purchase an additional 750,000 shares of Common Stock.

                   Elliott, Westgate and Martley together beneficially own an aggregate of 1,588,900 shares of Common Stock.

          (b)      Percent of class:

                   Elliott's beneficial ownership of 794,450 shares of Common Stock constitutes 2.1% of all of the outstanding shares of Common Stock.

                   Westgate and Martley's aggregate beneficial ownership of 794,450 shares of Common Stock, constitutes 2.1% of all of the outstanding shares of Common Stock.

                   Elliott,   Westgate  and   Martley's   aggregate   beneficial
                   ownership of 1,588,900 shares of Common Stock constitutes 4.2% of all the outstanding shares of Common Stock.

          (c) Number of shares as to which such person has:

                   (i)  Sole power to vote or to direct the vote

                        Elliott has sole power to vote or direct the vote of 794,450 shares of Common Stock.

                   (ii) Shared power to vote or to direct the vote

                        Westgate and Martley together have shared power to vote or direct the vote of 794,450 shares of Common Stock.

                   (iii) Sole power to dispose or to direct the disposition of

                        Elliott   has  sole  power  to  dispose  or  direct  the
                        disposition of 794,450 shares of Common Stock.

                   (iv) Shared power to dispose or to direct the disposition of

                        Westgate and Martley together have shared power to dispose or direct the disposition of 794,450 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [x].

Item 10.  Certification.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: February 14, 2000                    ELLIOTT ASSOCIATES, L.P.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     General Partner


                                            WESTGATE INTERNATIONAL, L.P.

                                            By:      Martley International,
                                                               Inc.,
                                                     as Investment Manager


                                                     By: /s/ Paul E. Singer
                                                              Paul E. Singer
                                                              President


                                            MARTLEY INTERNATIONAL, INC.


                                            By: /s/ Paul E. Singer
                                                     Paul E. Singer
                                                     President